                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

For the fiscal year ended December 31, 2006
                          -----------------

OR
|_|      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934.

For the transition period from ______________ to _________________

Commission file number 1-106
                       -----

      A.    Full  title of the plan and the  address of the plan,  if  different from that of the issuer named below:

                  401(k) Savings Plan of Lynch Corporation and Participating Employers

      B.    Name of issuer of the  securities  held pursuant to the plan and the address of its principal executive office:

                  The LGL Group, Inc.
                  140 Greenwich Avenue, 4th Floor
                  Greenwich, CT 06830

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2006 and 2005

                                    CONTENTS

Report of Independent Registered Public Accounting Firm...................  1

Audited Financial Statements

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............  9

             Report of Independent Registered Public Accounting Firm

Board of Directors and Participants
401(k) Savings Plan of Lynch Corporation
  and Participating Employers

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Lynch Corporation and  Participating  Employers as
of December  31, 2006 and 2005,  and the  related  statements  of changes in net assets  available  for  benefits  for the  years  then  ended.  These  financial statements are the responsibility of the Plan's  management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the  Plan's  internal  control  over  financial  reporting.  Our audits included  consideration of internal control over financial  reporting as a basis for designing audit  procedures that are appropriate in the  circumstances,  but not for the purpose of expressing an opinion on the  effectiveness of the Plan's internal  control  over  financial  reporting.  Accordingly,  we express no such opinion. An audit also includes examining,  on a test basis, evidence supporting
the  amounts  and  disclosures  in  the  financial  statements,   assessing  the
accounting  principles  used and significant  estimates made by management,  and evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all  material  respects,  the net assets  available  for benefits of the Plan at
December  31,  2006 and 2005,  and the changes in its net assets  available  for benefits for the years then ended,  in conformity with U.S.  generally  accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The  accompanying  supplemental  schedule of assets
(held at end of year) as of  December  31,  2006 is  presented  for  purposes of additional  analysis and is not a required part of the financial  statements but is  supplementary  information  required by the  Department of Labor's Rules and
Regulations for Reporting and Disclosure  under the Employee  Retirement  Income
Security Act of 1974. This  supplemental  schedule is the  responsibility of the
Plan's  management.  The  supplemental  schedule has been  subjected to auditing procedures  applied  in our  audits  of the  financial  statements  and,  in our opinion,  is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                               /s/ Ernst & Young LLP

                                               Ernst & Young LLP

Providence, Rhode Island
June 25, 2007

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         December 31
                                                      2006         2005
                                                   -----------  -----------
ASSETS
Investments, at fair value                         $4,642,668   $4,268,296

Contributions receivable:
   Participants                                         2,306        2,874
   Employer                                            38,635       10,940
                                                    ---------    ---------
                                                       40,941       13,814
                                                    ---------    ---------
Total assets                                        4,683,609    4,282,110

LIABILITIES
Return of excess participant deferrals                   --          6,976
                                                    ---------    ---------
Net assets available for benefits, at fair value    4,683,609    4,275,134
Adjustment from fair value to contract value for
   fully benefit-responsive investment contracts       12,699       12,750
                                                    ---------    ---------
Net assets available for benefits                  $4,696,308   $4,287,884
                                                    =========    =========

SEE ACCOMPANYING NOTES.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                    Year Ended December 31
                                                      2006          2005
                                                   -----------  -----------
ADDITIONS
Interest and dividend income                       $  265,621   $  250,429
Net appreciation in fair value of investments         271,999        6,585
                                                   ----------   ----------
                                                      537,620      257,014
Contributions:
   Participants                                       274,793      248,712
   Employer                                            39,035       43,906
                                                   ----------   ----------
                                                      313,828      292,618
                                                   ----------   ----------
Total additions                                       851,448      549,632

DEDUCTIONS
Benefits paid directly to participants                432,797      114,868
Fees                                                   10,227       11,210
                                                   ----------   ----------
Total deductions                                      443,024      126,078
                                                   ----------   ----------

Net increase                                          408,424      423,554

Net assets available for benefits at beginning
   of year                                          4,287,884    3,864,330
                                                   ----------   ----------
Net assets available for benefits at end of year   $4,696,308   $4,287,884
                                                   ==========   ==========

SEE ACCOMPANYING NOTES.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                          Notes to Financial Statements

                                December 31, 2006

1. DESCRIPTION OF PLAN

The following  description of the 401(k) Savings Plan of Lynch  Corporation  and
Participating Employers (the Plan) provides only general information. For a more complete description of the Plan's provisions,  participants should refer to the
Plan  Agreement,  which is available  from The LGL Group,  Inc.  (the  Company), formerly Lynch Corporation.

GENERAL

The Plan is a defined  contribution  plan  covering all employees of the Company and the employees of certain of its  subsidiaries,  who are at least 18 years of age and who have completed 1,000 hours of service during a consecutive  12-month period. The Plan is subject to the provisions of the Employee  Retirement Income
Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may elect to contribute,  on a pretax basis,  between 1% and 15% of their total annual  compensation to the Plan up to the maximum allowed under the
Internal Revenue Code (the Code).

An annual mandatory employer matching contribution is made to each participant's account equal to 62.5% of the first $800 of the participant's  contribution,  as defined in the Plan  agreement,  generally  on or about the closing  date of the
Plan  year.  In  addition,   the  Company  may  make  a  discretionary  matching
contribution  equal  to a  percentage  of the  first  $800 of the  participant's contribution. No such discretionary contribution was made in 2006 or 2005.

PARTICIPANTS' ACCOUNTS

Each  participant's  account is credited with the  participant's  contributions, employer contributions,  and Plan earnings. Allocations are based on participant earnings or account balances,  as defined in the Plan Agreement.  The benefit to which a  participant  is entitled is the benefit  that can be provided  from the participant's account.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants  are vested  immediately in all  contributions  to their  accounts, including the Company's matching contributions (mandatory and discretionary,  if any) and investment earnings.

PAYMENT OF BENEFITS

Participant  benefits are paid as soon as practicable  following  termination of employment, permanent disability,  retirement, death, or upon termination of the
Plan in accordance  with the terms of the Plan Agreement.  All benefit  payments are made in  lump-sum  payments  for an  amount  equal to the fair  value of the participant's vested account balance.

PARTICIPANT LOANS

Participants  may borrow  from their fund  accounts a minimum of $1,000 or up to
50% of their account balance (not to exceed  $50,000).  All loans must, by their terms,  require repayment over a period not to exceed five years, unless for the purchase  of the  participant's  primary  residence  for which the term shall be determined by the Company.  The loans are secured by the  participant's  account and bear interest at a reasonable rate as determined by the plan administrator.

PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

EXPENSES

The majority of the Plan's administrative expenses are paid by the Company.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

INVESTMENT VALUATION

The Plan's  investments are stated at fair value. The shares of mutual funds are valued at quoted market prices,  which  represent the net asset values of shares held by the Plan at year end.  Common stock is valued at the last reported sales price on the last business day of the year.

BANK OF AMERICA, N.A. STABLE ASSET FUND

Bank of America,  N.A. Stable Asset Fund is a common collective trust (CCT) fund which  invests  in fully  benefit-responsive  contracts.  The fair  value of the traditional  guaranteed  investment  contracts  in  the  CCT  is  based  on  the discounted  future cash flows.  The fair  values of the general  fixed  maturity synthetic  guaranteed  investment  contracts in the CCT are calculated using the sum of all asset market values provided by a third party.  The fair value of the constant  duration  synthetic  guaranteed  investment  contracts  in the  CCT is calculated  using the net asset value of the underlying  fund. The fair value of
the  wrap  contracts  is  determined  using  the  market  approach   discounting
methodology,  which  incorporates  the difference  between  current market level rates  for  contract  level  wrap  fees  and the  wrap fee  being  charged.  The difference  is calculated  as a dollar value and  discounted  by the  prevailing interpolated swap rate as of period end. Contract value represents contributions made plus interest accrued at the contract value, less withdrawals.

The LGL Group,  Inc.  Stock Fund (the Fund),  formerly Lynch  Corporation  Stock
Fund,  is tracked on a unitized  basis.  The Fund  consists  of LGL Group,  Inc.
common stock and funds held in the Columbia  Government Reserves Fund sufficient to meet the Fund's daily cash needs.  The value of a unit  reflects the combined market value of LGL Group,  Inc. common stock and the cash  investments  held by the Fund. At December 31, 2006,  10,645 units were  outstanding  with a value of approximately $7.16 per unit (9,754 units were outstanding with a value of $8.39 per unit at December 31, 2005).

The  participant  loans  are  valued  at  their  outstanding   balances,   which
approximate fair value.

Purchases and sales of securities are recorded on a trade-date  basis.  Interest income  is  recorded  on  the  accrual  basis.  Dividends  are  recorded  on the ex-dividend date.

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENT

In December 2005, the Financial  Accounting  Standards  Board (FASB) issued FASB
Staff Position AAG INV-1 and SOP 94-4-1,  Reporting of Fully  Benefit-Responsive
Investment  Contracts Held by Certain Investment  Companies Subject to the AICPA
Investment Company Guide and Defined-Contribution Health and Welfare and Pension
Plans  (the FSP).  The FSP  defines  the  circumstances  in which an  investment contract is considered fully  benefit-responsive  and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined  contribution  health and  welfare  and  pension  plans.  The  financial statement  presentation  and disclosure  provisions of the FSP are effective for financial  statements  issued for annual periods ending after December 15, 2006, and are required to be applied  retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December
31, 2006.

As required by the FSP, investments in the accompanying statements of net assets available for benefits  include fully  benefit-responsive  investment  contracts recognized  at fair value.  AICPA  Statement  of Position  94-4-1,  Reporting of
Investment  Contracts  Held by Health  and  Welfare  Benefit  Plans and  Defined
Contribution  Pension  Plans,  as  amended,  requires  fully  benefit-responsive investment contracts to be reported at fair value in the Plan's statement of net assets  available for benefits with a corresponding  adjustment to reflect these investments at contract  value.  The  requirements  of the FSP have been applied retroactively  to the  statement  of net assets  available  for  benefits  as of
December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets  available for benefits for any period presented.

USE OF ESTIMATES

The  preparation  of financial  statements  in  conformity  with U.S.  generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial  statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

During 2006 and 2005, the Plan's investments  (including  investments purchased, sold, and held during the year) appreciated in fair value as follows:

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                    Notes to Financial Statements (continued)

                                                 Year Ended December 31
                                                    2006       2005
                                                ----------- -----------
Net appreciation in fair value of investments:
   Common stock                                  $  2,208    $(63,460)
   Mutual funds                                   269,791      70,045
                                                 --------    --------
                                                 $271,999    $  6,585
                                                 ========    ========

The fair  value of  individual  investments  that  represents  5% or more of the
Plan's net assets available for benefits is as follows:

                                                 December 31
                                              2006        2005
                                          -----------  -----------

Franklin Mutual Qualified Fund            $1,691,484   $1,470,359
Bank of America, N.A. Stable Asset Fund    1,257,294    1,417,305
Franklin Mutual Discovery Fund               738,442      586,807
Columbia Government Reserves Fund            343,772      301,296

4. RISKS AND UNCERTAINTIES

The Plan invests in various  investment  securities.  Investment  securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities,  it is at least reasonably  possible  that changes in the values of investment  securities  will
occur  in  the  near  term  and  that  such  changes  could  materially   affect
participants' account balances and the amounts reported in the statements of net assets available for benefits.

5. INCOME TAX STATUS

The Plan has received a determination  letter from the Internal  Revenue Service dated May 27, 2003,  stating that the Plan is qualified  under Section 401(a) of the Code and,  therefore,  the  related  trust is  exempt  from  taxation.  Once qualified,  the Plan is  required  to  operate  in  conformity  with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain its qualification.

6. SUBSEQUENT EVENTS

Effective  January 31,  2007,  the Plan was merged into the Piezo  Technology,
Inc. 401(k) Plan.

                              SUPPLEMENTAL SCHEDULE

                    401(k) Savings Plan of Lynch Corporation
                           and Participating Employers

                            EIN #38-1799862 Plan #004

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2006

                           Description of Investment,
  Identity of Issuer,    Including Maturity Date, Rate
       Borrower,                  of Interest,                         Current
Lessor or Similar Party      Par or Maturity Value          Shares      Value
----------------------- ------------------------------- ------------- ----------
AMVESCAP National
Trust Company           Franklin Mutual Qualified Fund       77,307   $1,691,484
                        Bank of America, N.A. *Stable
                        Asset Fund                          125,729    1,257,294
                        Franklin Mutual Discovery Fund       24,243      738,442
                        *Columbia Government Reserves
                        Fund                                343,772      343,772
                        *Columbia Acorn USA Fund              6,396      183,311
                        *Columbia Core Bond Z Fund            3,659       38,606
                        *AIM Global Aggressive Growth
                        Fund                                  3,307       78,057
                        American Century Value Fund           5,178       39,299
                        *AIM Diversified Dividend Fund        3,012       41,117
                        *Columbia Balanced Fund                 877       20,926
                        *AIM Global Health Care Fund            460       13,090
                        *AIM Large Cap Growth                   588        6,796
                        *AIM Technology Fund                    182        5,208
Bank of America, N.A.
                        *LGL Group, Inc. - Stock Fund        10,645       76,267
                        *Lynch Interactive Corporation
                        - Common Stock                           18       56,008
                        Sunshine PCS Corp. - Common
                        Stock                                 2,205           33
                        Morgan Group-Common Stock              1993          209

Participant loans*      4.25% to 9.5%                                     65,448
                                                                      ----------
                                                                      $4,655,367
                                                                      ----------

* Indicates party-in-interest to the Plan

                                   SIGNATURES

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the trustees (or other persons who administer  the employee  benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    401(K) SAVINGS PLAN OF LYNCH CORPORATION
                                    AND PARTICIPATING EMPLOYERS

Date:  June 29, 2007                /s/ Jeremiah Healy
                                    --------------------------------------------
                                    Name:  Jeremiah Healy
                                    Title: President and Chief Executive Officer
                                           of The LGL Group, Inc.

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